UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

      CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                       (Name of Subject Company (Issuer))

      CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                       (Name of Filing Person(s) (Issuer))

                            LIMITED LIABILITY COMPANY
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 EDWARD POLETTI
                          11 MADISON AVENUE, 13TH FLOOR
                               NEW YORK, NY 10010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                            MICHAEL S. CACCESE, ESQ.
                   KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP
                          STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                                BOSTON, MA 02111

                                OCTOBER 27, 2006
                           As Amended December 7, 2006
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

   -------------------------------------------------------------------------
   Transaction Valuation: $11,500,000(a)  Amount of Filing Fee: $1230.50 (b)
   -------------------------------------------------------------------------

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $600.05
                                  ----------------------------
         Form or Registration No.:       SC TO-I
                                    --------------------------
         Filing Party:     Credit Suisse Alternative Capital Long/Short
                           Equity Master Fund, LLC
                        --------------------------------------------------------
         Date Filed:       October 27, 2006
                       -------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

         This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on October 27, 2006 by Credit Suisse Alternative Capital Long/Short Equity Master Fund, LLC (the "Fund") , relating to the Fund's offer to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender) as of December 29, 2006 ("Valuation Date"), as further described in the Statement.

         The purpose of this Amendment is to notify Members about the increase in the transaction value and the extension of the expiration date of the offer to purchase Interests ("Offer").

INCREASE AND EXTENSION OF THE OFFER

         The transaction value of the Offer is being increased to $11,500,000 due to the tendering of Interests in excess of the initial transaction value. Throughout the Statement, Exhibit A to the Statement (Cover Letter to the Offer and Letter of Transmittal), Exhibit B to the Statement (The Offer), Exhibit C to the Statement (Letter of Transmittal) and Exhibit D to the Statement (Notice of Withdrawal of Tender), all references to the expiration date of the Offer, which was originally November 29, 2006, shall be amended to extend the expiration date of the Offer until 12:00 midnight, Eastern Time, Thursday, December 21, 2006. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. The net asset value of the Interests will be calculated as of the Valuation Date, as further described in the Statement.

EXHIBITS

         Notice of this amendment in the form of the letter  attached  hereto as
Exhibit 1 is being sent to all members of the Fund who received the Offer to Purchase and the Letter of Transmittal. Amended copies of the Form of Letter of Transmittal and Form of Notice of Withdrawal of Tender are attached hereto as Exhibits 2 and 3, respectively.

         Except as amended herein, all other terms of the Statement filed on October 27, 2006 shall remain the same.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.




                       CREDIT SUISSE ALTERNATIVE CAPITAL
                       LONG/SHORT EQUITY MASTER FUND, LLC
                       By:   /s/ Edward Poletti
                             ------------------
                             Name:  Edward Poletti
                             Title: Chief Financial Officer and Treasurer


December 7, 2006

                                  EXHIBIT INDEX

EXHIBITS

   1 Form of Letter from the Fund to Members Relating to Amendment No. 1 of Schedule TO.

   2     Form of Letter of Transmittal.

   3     Form of Notice of Withdrawal of Tender.

                                    EXHIBIT 1

     FORM OF LETTER FROM THE FUND TO MEMBERS RELATING TO AMENDMENT NO. 1 TO
                                THE SCHEDULE TO

December 7, 2006

         RE: Credit Suisse Alternative Capital Long/Short Equity Master Fund, LLC (the "Fund")

Dear Member:

         We are writing to inform you of important information relating to the Fund's offer ("Offer"), dated October 27, 2006, to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) at their net asset value as of December 29, 2006 ("Valuation Date") from members of the Fund ("Members").

         The purpose of this letter is to notify Members about the increase in the transaction value and the extension of the expiration date of the Offer.

         IF YOU DO NOT WISH TO SELL YOUR INTERESTS OR WITHDRAW YOUR PREVIOUSLY TENDERED INTERESTS, SIMPLY DISREGARD THIS NOTICE.

INCREASE AND EXTENSION OF OFFER

         On October 27, 2006, the Fund notified Members of its Offer to purchase Interests from Members at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The Offer originally had a transaction value of $5,607,966. The Board of Managers ("Board") of the Fund has determined to increase the Offer transaction value to $11,500,000. Pursuant to its original terms, the Offer was to remain open until 12:00 midnight, Eastern Time, on Wednesday, November 29, 2006, unless the Offer was extended. As a result of the tendering of Interests in excess of the initial transaction value, the Board of Managers of the Fund has determined to extend the expiration date of the Offer until 12:00 midnight, Eastern Time, Thursday, December 21, 2006. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. The net asset value of the Interests will be as of the Valuation Date, as further described in the statement.

OTHER INFORMATION

         Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than December 21, 2006. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

         All tenders of Interests must be received by the Adviser, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by December 21, 2006. Mail and fax instructions are included in the Letter of Transmittal.

         If Interests in excess of $11,500,000 of the net assets of the Fund are duly tendered to the Fund prior to December 21, 2006 and not withdrawn prior to December 21, 2006, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (b) accept Interests tendered prior to December 21, 2006 and not withdrawn prior to December 21, 2006 for payment on a pro rata basis based on the aggregate net asset value of tendered Interests.

         Except as amended herein, all other terms of the Offer sent to you on October 27, 2006 shall remain the same.

         If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at PFPC at (800) 348-1824.

Sincerely,

Credit Suisse Alternative Capital Long/Short Equity Master Fund, LLC

                                    EXHIBIT 2

                              LETTER OF TRANSMITTAL

                             Regarding Interests in

      CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC

                   Tendered Pursuant to the Offer to Purchase
                             Dated October 27, 2006
                           As Amended December 7, 2006

                       THIS LETTER OF TRANSMITTAL MUST BE
                              RECEIVED BY PFPC INC.
                              BY DECEMBER 21, 2006.


                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
             AT 12:00 MIDNIGHT, EASTERN TIME, ON DECEMBER 21, 2006,
                          UNLESS THE OFFER IS EXTENDED.


               Complete This Letter Of Transmittal And Return To:

      CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                                  c/o PFPC Inc.
                                  P.O. Box 219
                               Claymont, DE 19703

                      Attention: Tender Offer Administrator
                              Phone: (800) 348-1824
                               Fax: (302) 791-2790

Ladies and Gentlemen:

         The undersigned hereby tenders to Credit Suisse Alternative Capital Long/Short Equity Master Fund, LLC, a closed-end, non-diversified, management investment company organized as a limited liability company under the laws of the State of Delaware (the "Fund"), the outstanding units of interest in the Fund or portion thereof (the "Interest") held by the undersigned, described and specified below, on the terms and conditions set out in the Offer to Purchase, dated October 27, 2006, as amended December 7, 2006 (the "Offer"), receipt of which is hereby acknowledged in this Letter of Transmittal. THE OFFER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET OUT IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

         The undersigned hereby sells to the Fund the Interest tendered pursuant to this Letter of Transmittal. The undersigned warrants that it has full authority to sell the Interest tendered hereby and that the Fund will acquire good title to the Interest, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to this sale, and not subject to any adverse claim, when and to the extent the Interest is purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

         The undersigned recognizes that under certain circumstances set out in the Offer, the Fund may not be required to purchase the Interest tendered hereby.

         The initial payment of the purchase amount for the Interest tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned in this Letter of Transmittal. The undersigned understands that in the event any payment for the Interest tendered hereby is in the form of in-kind distributions, an arrangement for delivery of such securities will be made by Investment Manager and notified to the undersigned.

         Any Members tendering all of their Interests will receive a "Post-Audit Payment" portion of the purchase amount, if any, as described in Section 7 of the Offer. Any Post-Audit Payment of cash due will also be made by wire transfer of the funds to the undersigned's account as provided herein. The undersigned recognizes that the amount of the initial payment of the purchase amount for Interests will be based on the unaudited net asset value of the Fund as of December 29, 2006. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

         All authority conferred or agreed to be conferred in this Letter of Transmittal will survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in
Section 6 of the Offer, this tender is irrevocable.

        PLEASE FAX OR MAIL (VIA CERTIFIED MAIL, RETURN RECEIPT REQUESTED)
   TO: CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC,
                C/O PFPC INC., P.O. BOX 219, CLAYMONT, DE 19703,
                     ATTENTION: TENDER OFFER ADMINISTRATOR.
              FOR ADDITIONAL INFORMATION: PHONE: (800) 348-1824 OR
                              FAX: (302) 791-2790.

PART 1.  NAME:

         Name of Member:   ___________________________________

         Telephone Number:  __________________________________

PART 2.  AMOUNT OF OUTSTANDING UNITS OF INTEREST
         BEING TENDERED:

         [ ]      The undersigned's entire outstanding units of interest.

         [ ] A portion of the undersigned's outstanding units of interest expressed as a specific dollar value.

                  $
                   -----------------------



PART 3.  PAYMENT:

         CASH PAYMENT

         Cash payments will be wire transferred to the account you specify below:

                        ---------------------------------
                                  Name of Bank

                        ---------------------------------
                                 Address of Bank

                        ---------------------------------
                                   ABA Number

                        ---------------------------------
                                 Account Number

                        ---------------------------------
                        Name Under Which Account Is Held

PART 4.  SIGNATURE(S):

FOR INDIVIDUAL INVESTORS                                   FOR OTHER INVESTORS:
AND JOINT TENANTS:

---------------------------------------------------        -------------------------------------------------
Signature                                                  Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Print Name of Investor                                     Signature
                                                           (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
                                                           SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Joint Tenant Signature if necessary                        Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Print Name of Joint Tenant                                 Co-signatory if necessary (SIGNATURE OF
                                                           OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION
                                                           AGREEMENT)

                                                           -------------------------------------------------
                                                           Print Name and Title of Co-signatory
Date:  ______________

                                    EXHIBIT 3

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

      CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                   Tendered Pursuant to the Offer to Purchase
                             Dated October 27, 2006
                           As Amended December 7, 2006


                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
                            RECEIVED BY PFPC INC. BY,
               12:00 MIDNIGHT, EASTERN TIME, ON DECEMBER 21, 2006,
                          UNLESS THE OFFER IS EXTENDED.


                Complete This Notice of Withdrawal And Return To:

      Credit Suisse Alternative Capital Long/Short Equity Master Fund, LLC,
                                 c/o PFPC Inc.
                                  P.O. Box 219
                               Claymont, DE 19703

                      Attention: Tender Offer Administrator
                              Phone: (800) 348-1824
                               Fax: (302) 791-2790

Ladies and Gentlemen:

         The undersigned wishes to withdraw the tender of its outstanding units of interest in Credit Suisse Alternative Capital Long/Short Equity Master Fund, LLC (the "Fund"), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of
Transmittal dated            .
                 ------------

         Such tender was in the amount of:

                  [ ] The undersigned's entire outstanding units of interest.

                  [ ] A portion of the undersigned's outstanding units of interest expressed as a specific dollar value.

                  $
                   -----------------------

         The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S):

FOR INDIVIDUAL INVESTORS                                   FOR OTHER INVESTORS:
AND JOINT TENANTS:

---------------------------------------------------        -------------------------------------------------
Signature                                                  Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Print Name of Investor                                     Signature
                                                           (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
                                                           SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Joint Tenant Signature if necessary                        Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Print Name of Joint Tenant                                 Co-signatory if necessary (SIGNATURE OF
                                                           OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION
                                                           AGREEMENT)

                                                           -------------------------------------------------
                                                           Print Name and Title of Co-signatory
Date:  ______________